SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

lvalentino@sidley.com (312) 853 7696	FOUNDED 1866

December 6, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Aviv REIT, Inc., a Maryland corporation (the “Corporation”), Aviv Healthcare Properties Limited Partnership, a Delaware limited partnership (the “Partnership”), and Aviv Healthcare Capital Corporation, a Delaware corporation (collectively with the Partnership, the “Debt Issuers”), transmitted on the date hereof through the EDGAR electronic filing system is a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the “Registration Statement”), including exhibits, for the registration of $1,000,000,000 in aggregate offering amount of common stock, preferred stock, warrants, rights and units of the Corporation, debt securities of the Debt Issuers and related guarantees, as well as 5,450,576 shares of the Corporation’s common stock that may be resold by certain stockholders of the Corporation.

If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-7696.

Very truly yours,

/s/ Luke Valentino

Luke Valentino

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.